

Mailstop 3233

November 17, 2015

Mr. Allen E. Lyda
Chief Financial Officer
Tejon Ranch Co.
P.O. Box 1000
Lebec, California 93243

> **Re:     Tejon Ranch Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed on March 16, 2015**
> **File No. 001-07183**

Dear Mr. Lyda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

General

1.     In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Item 1. Business, page 4

Real Estate Operations, page 6

2.     In future Exchange Act periodic reports, and to the extent you have a material development portfolio, please disclose anticipated completion dates, costs incurred to date and estimated costs to completion for each of your developments.

Customers, page 10

3.      We note your disclosure that no customer represented 10% of more of your revenues in
        2014.  In future Exchange Act periodic reports, to the extent any of your leaseholders
        represent 5% or more of your revenues, please disclose your tenant concentration.

Item 2. Properties, page 16

4.      We note that you lease land to various types of tenants.  In future Exchange Act periodic
        reports, please include a schedule of the lease expirations for each of the ten years
        starting with the year in which the annual report is filed, stating (i) the number of tenants
        whose leases will expire, (ii) the total area of square feet covered by such leases (or other
        appropriate metric), (iii) the annual rental represented by such leases, and (iv) the
        percentage of gross annual rental represented by such leases.

5.      In future Exchange Act periodic reports, to the extent material and known by
        management, please include disclosure that addresses the relationship between rates on
        leases expiring in the current year and current market rents for this space.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

6.      In future Exchange Act periodic reports, please compare new rents on renewed leases to
        prior rents, as adjusted for free rent periods.

Item 15(a)(1) – Financial statements, page 49

Notes to consolidated financial statements, page 58

Note 8. Line-of-credit and long-term debt, page 68

7.      Please revise future periodic filings to include the disclosures for long term obligations
        outlined within paragraph 470-10-50-1 of the Financial Accounting Standards
        Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

Mr. Allen E. Lyda
Tejon Ranch Co.
November 17, 2015
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581or me at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney, at 202-551-3758 or Kim McManus at 202-551-3215 with any other questions.

Sincerely,

/s/ Wilson K. Lee

Mr. Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities